1. Name and Address of Reporting Person
   Drazan, Michael D.
   8111 Lyndale Avenue South
   Bloomington, MN 55420-1196
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   12/04/2002
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Issuer Name and Ticker or Trading Symbol
   The Toro Company (TTC)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   V.P. Corporate Info. Services
6. If Amendment, Date of Original (Month/Day/Year)
   12/05/2000
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Beneficially Owned
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
|1. Title of Security                      |2. Amount of          |3. Ownership    |4. Nature of Indirect Beneficial Ownership     |
|                                          |   Securities         |   Form:        |                                               |
|                                          |   Beneficially Owned |   Direct(D) or |                                               |
|                                          |                      |   Indirect(I)  |                                               |
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
Common Stock                                4105                   D

TABLE II -- Derivative Securities Beneficially Owned
+-----------------------+---------------------+---------------------------------+----------+-------------+-------------------------+
|1.Title of Derivative  |2.Date Exercisable   |3.Title and Amount of Securities |4.Conver- |5.Ownership  |6. Nature of Indirect    |
|  Security             |  and Expiration Date|  Underlying Derivative          | sion or  | Form of     |   Beneficial Ownership  |
|                       |  (Month/Day/Year)   |  Security                       | Exercise | Derivative  |                         |
|                       +----------+----------+-----------------------+---------+ Price of | Security:   |                         |
|                       | Date     | Expira-  |                       |Amount or| Deri-    | Direct(D) or|                         |
|                       | Exer-    | tion     |         Title         |Number of| vative   | Indirect(I) |                         |
|                       | cisable  | Date     |                       |Shares   | Security |             |                         |
+-----------------------+----------+----------+-----------------------+---------+----------+-------------+-------------------------+
Stock Option             12/15/2003 12/15/2006 Common Stock            6000      $31.625    D
                         <F1>
Stock Option             12/05/2000 12/05/2005 Common Stock            2973      $33.625    D
Stock Option             12/05/2000 12/05/2005 Common Stock            1327      $33.625    D
Stock Option             12/04/2001 12/04/2011 Common Stock            2284      $47.25     D
Stock Option             12/04/2001 12/04/2011 Common Stock            2116      $47.25     D

Explanation of Responses:

<F1>
Performance accelerated stock option may vest earlier if perfromance goals are achieved before Fiscal 2003.

SIGNATURE OF REPORTING PERSON
/s/ N. Jeanne Ryan

DATE
04/04/2003